Exhibit 1

For Release

Compugen Announces Additional Grants from Israel Office of
Chief Scientist for Validation Studies of Therapeutic Candidates

Additional $400,000 to support two programs
covering selected novel proteins and peptides

Tel Aviv, Israel, June 24, 2009 – Compugen Ltd. (NASDAQ: CGEN) announced today that it has been notified by the Office of the Chief Scientist of Israel (the “OCS”) that it will receive grants totaling approximately $400,000 to support the Company’s FPRL1 and TP programs during 2009. These grants are in addition to the $500,000 grant announced earlier this month for support of certain other on-going programs.

This new funding will support the testing of the therapeutic potential of selected novel peptides and proteins discovered through the use of four of the Company’s ten discovery platforms. The therapeutic potential of these molecules will be evaluated through in vitro and in vivo animal models in the fields of cancer, cardiovascular, and inflammatory disorders.

Dikla Czaczkes Axselbrad, CFO of Compugen stated, “We very much appreciate the long-term and continuing support of the Israel OCS. We anticipate that the two programs to be supported with these latest grants will result in several new product candidates for development and licensing in these major therapeutic areas.”

The FPRL 1 Program
The activation of the FPRL1 G protein-coupled receptor promotes resolution of inflammation leading to prominent anti-inflammatory activity. The OCS funding will be used to test the therapeutic potential of CGEN-855 A and B, two Compugen discovered agonistic peptides for the FPRL1 receptor. These two peptides are under an evaluation and option for licensing agreement with Merck-Serono. Experimental data for CGEN-855 are the subject of a recent article published in the Journal of Pharmacology and Experimental Therapeutics: http://jpet.aspetjournals.org/cgi/content/abstract/jpet.108.145821v1).

The TP Program
The goal of this program is to test the therapeutic potential of several novel peptides and proteins predicted and selected through the use of various Compugen discovery platforms. The proteins and peptides to be evaluated have been prioritized based on in silico predictions and initial in vitro testing.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220